Exhibit 99.1

Page
Interim Condensed Consolidated Statements of Financial Position as at September 30, 2022 and December 31, 2021	F-2
Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2022 and 2021	F-3
Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the three and nine months ended September 30, 2022 and 2021	F-4
Interim Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2022 and 2021	F-6
Notes to the Interim Condensed Consolidated Financial Statements	F-7

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalent		35,344	69,208
Digital assets	5	747	1,718
Loans receivable, net	4	58,410	55,832
Prepaid expenses, and other receivables and assets		14,650	10,302
Investment portfolio	17	13,792	18,088
Investment accounted for using the equity method	15	56,131	103,821
Property and equipment	6	1,259	1,186
Right-of-use assets		2,898	3,430
Intangible assets	7	48,772	52,304
Derivative financial assets	16	—	7,866
Goodwill		70,112	70,112
Total assets		302,115	393,867

Liabilities
Accounts payable, accruals and other		21,382	20,783
Lease liabilities		3,423	3,948
Credit facility	8	47,790	44,983
Debentures	9	39,692	39,794
Derivative financial liabilities	10	1,798	12,688
Deferred tax liability		1,584	1,894
Total liabilities		115,669	124,090

Equity
Share capital	19a	391,809	392,628
Contributed surplus		32,295	24,486
Revaluation reserve	5	—	468
Foreign currency translation reserve		1,342	458
Deficit		(239,000)	(148,263)
Total equity		186,446	269,777
Total equity and liabilities		302,115	393,867

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Nine months ended
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue
Subscription and services		10,405	9,487	31,398	23,707
Interest revenue		6,852	5,952	20,405	16,817
	11a	17,257	15,439	51,803	40,524
Cost of revenue
Provision for loan losses, net of recoveries	4	4,418	2,143	11,506	4,452
Transaction costs		2,004	1,118	5,800	2,327
		6,422	3,261	17,306	6,779
Gross profit		10,835	12,178	34,497	33,745
Operating expenses
Technology and development		3,186	2,082	9,834	7,786
Marketing		2,061	4,735	10,173	11,400
Customer service and operations		3,446	4,043	11,050	9,626
General and administration		4,941	4,756	15,916	12,392
Stock-based compensation	19c	1,691	2,877	7,877	7,765
Depreciation and amortization	6,7	3,144	3,665	9,470	9,054
Total operating expenses	12	18,469	22,158	64,320	58,023
Loss from operations		(7,634)	(9,980)	(29,823)	(24,278)
Other expenses (income)
Credit facility interest expense	8	1,305	1,028	3,277	3,028
Debenture and other financing expense	9,20	789	1,005	2,446	2,827
Accretion related to debentures and convertible debentures	9	313	314	934	935
Share of loss in investment accounted for using the equity method	15	6,612	2,495	20,941	5,354
Revaluation loss (gain)	13	2,146	(5,376)	4,395	(35,488)
Impairment of investment accounted for using the equity method	15	—	—	26,749	—
Other non-operating expense	14	1,287	357	2,421	2,623
		12,452	(177)	61,163	(20,721)
Net loss before tax		(20,086)	(9,803)	(90,986)	(3,557)
Income tax (recovery) expense		(90)	10	(249)	28
Net loss		(19,996)	(9,813)	(90,737)	(3,585)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation gain (loss) on digital assets	5	—	371	(468)	397
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency transaction reserve gain (loss)		106	(29)	884	331
Other comprehensive income		106	342	416	728
Total comprehensive loss		(19,890)	(9,471)	(90,321)	(2,857)
Net loss per share
Basic loss per share		(0.26)	(0.14)	(1.19)	(0.06)
Diluted loss per share		(0.26)	(0.14)	(1.19)	(0.06)
Weighted average number of basic common shares (in 000s)		75,953	69,898	76,463	59,905
Weighted average number of fully diluted common shares (in 000s)		75,953	69,898	76,463	59,905

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2021	76,391	392,628	24,486	468	458	(148,263)	269,777
Net loss	—	—	—	—	—	(90,737)	(90,737)
Purchase of common shares for cancellation (Note 19a)	(800)	(955)	—	—	—	—	(955)
Forfeiture of common shares	(3)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	884	—	884
Revaluation reserve (Note 5)	—	—	—	(468)	—	—	(468)
Stock-based compensation (Note 19c)	—	—	7,877	—	—	—	7,877
Options and restricted share units (“RSUs”) exercised or converted	62	136	(68)	—	—	—	68
Balance, September 30, 2022	75,650	391,809	32,295	—	1,342	(239,000)	186,446

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, June 30, 2022	75,650	391,809	30,604	—	1,236	(219,004)	204,645
Net loss	—	—	—	—	—	(19,996)	(19,996)
Foreign currency translation reserve	—	—	—	—	106	—	106
Stock-based compensation (Note 19c)	—	—	1,691	—	—	—	1,691
Balance, September 30, 2022	75,650	391,809	32,295	—	1,342	(239,000)	186,446

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2020	32,731	106,730	13,560	—	—	(115,054)	5,236
Net loss	—	—	—	—	—	(3,585)	(3,585)
Treasury shares reserve (Note 19b)	(304)	(2,364)	—	—	—	—	(2,364)
Foreign currency translation reserve	—	—	—	—	331	—	331
Revaluation reserve (Note 5)	—	—	—	397	—	—	397
Stock-based compensation (Note 19c & Note 19e)	—	—	7,765	—	—	—	7,765
Options and RSUs exercised or converted	796	2,676	(1,141)	—	—	—	1,535
Shares issued – ATM arrangement, net	1,525	16,955	—	—	—	—	16,955
Shares issued – Bought deal financing	5,347	47,122					47,122
Shares issued on acquisition of Carta	10,000	54,800	—	—	—	—	54,800
Shares issued on acquisition of Moka	4,634	47,207	—	—	—	—	47,207
Shares issued – Replacement awards	366	—	—	—	—	—	—
Shares issued on acquisition of Fortification	75	396	—	—	—	—	396
Shares issued on investment accounted for using the equity method	8,267	77,779	—	—	—	—	77,779
Shares issued – Convertible debentures	3,179	8,783	—	—	—	—	8,783
Equity settled share-based payment	17	164	—	—	—	—	164
Warrants issued for broker services (Note 19e)	—	—	1,410	—	—	—	1,410
Warrants exercised (Note 19e)	3,605	8,145	(1,795)	—	—	—	6,350
Balance, September 30, 2021	70,238	368,393	19,799	397	331	(118,639)	270,281

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, June 30, 2021	68,803	355,994	30,928	26	360	(108,826)	278,482
Net loss	—	—	—	—	—	(9,813)	(9,813)
Treasury shares reserve (Note 19b)	(304)	(2,364)	—	—	—	—	(2,364)
Foreign currency translation reserve	—	—	—	—	(29)	—	(29)
Revaluation reserve (Note 5)	—	—	—	371	—	—	371
Stock-based compensation (Note 19c & Note 19e)	—	—	2,877	—	—	—	2,877
Options and RSUs exercised or converted	30	52	(20)	—	—	—	32
Shares issued – ATM arrangement, net	—	109	—	—	—	—	109
Shares issued on acquisition of Fortification	75	396	—	—	—	—	396
Shares issued on investment accounted for using the equity method	1,526	13,901	(13,901)	—	—	—	—
Equity settled share-based payment	—	—	—	—	—	—	—
Warrants exercised (Note 19e)	108	305	(85)	—	—	—	220
Balance, September 30, 2021	70,238	368,393	19,799	397	331	(118,639)	270,281

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
Cash provided by (used in) the following activities:	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operating activities
Net loss		(19,996)	(9,813)	(90,737)	(3,585)
Items not affecting cash:
Depreciation and amortization	6,7	3,144	3,665	9,470	9,054
Provision for loan losses	4	4,570	2,357	12,001	5,179
Credit facility interest expense	8	1,305	1,028	3,277	3,028
Debenture and other financing expense	9,20	789	1,004	2,446	2,828
Accretion related to debentures and convertible debentures	9	313	314	934	935
Share of loss in investment using the equity method	15	6,612	2,495	20,941	5,354
Stock-based compensation expense	19c	1,691	2,877	7,877	7,765
Revaluation loss (gain)	14	2,146	(5,376)	4,395	(35,488)
Impairment of investment using the equity method	15	—	—	26,749	—
Other non-operating expense		1,100	—	1,177	490
Income tax (recovery) expense		(90)	—	(249)	—
		1,584	(1,449)	(1,719)	(4,440)
Changes in:
Net issuance of loans receivable		(4,148)	(6,564)	(14,579)	(10,619)
Prepaid expenses, and other receivables and assets		61	(532)	(4,261)	(1,112)
Accounts payable, accruals and other		(1,034)	1,499	298	307
Cash used in operating activities		(3,537)	(7,046)	(20,261)	(15,864)
Interest paid		(1,847)	(1,863)	(5,470)	(5,670)
Income taxes paid		(13)	—	(60)	—
Net cash used in operating activities		(5,397)	(8,909)	(25,791)	(21,534)

Investing activities
Cash (invested) acquired upon acquisition of subsidiary		—	(1,131)	—	689
Proceeds from sale of investment		—	253	—	4,878
Cash invested in investment portfolio	17	—	(1,263)	(1,837)	(3,057)
Cash invested in investment using the equity method		—	—	—	(32,396)
Purchases of property and equipment	6	(64)	(217)	(406)	(390)
Investment in digital assets	5	—	—	—	(1,250)
Investment in intangible assets	7	(1,814)	(2,884)	(6,251)	(5,106)
Net cash used in investing activities		(1,878)	(5,242)	(8,494)	(36,632)

Financing activities
Lease liabilities – principal payments		(180)	(155)	(525)	(494)
Repayments on debentures	9	(532)	(516)	(1,503)	(1,527)
Advances on credit facility	8	—	4,359	2,548	4,190
Proceeds from issuance of common shares, net		—	109	—	80,925
Repurchase of common shares	19a	—	—	(955)	—
Proceeds from exercise of warrants		—	220	—	6,350
Proceeds from exercise of options		—	32	74	1,535
Net cash (used in) provided by financing activities		(712)	4,049	(361)	90,979

Effect of exchange rate fluctuations on cash and cash equivalents		(232)	274	782	646
Net (decrease) increase in cash and cash equivalent		(8,219)	(9,828)	(33,864)	33,459
Cash and cash equivalent, beginning of period		43,563	55,406	69,208	12,119
Cash and cash equivalent, end of period		35,344	45,578	35,344	45,578

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo, one of Canada’s leading financial technology companies, is empowering its 2 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, get free monthly credit-score monitoring and ID fraud protection, and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary, is bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly-owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at September 30, 2022.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on November 10, 2022.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 8, 9, and 18 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

2.
Basis of presentation (Continued from previous page)

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services (Cyprus) Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Carta Americas Inc. (USD), Moka Financial Technologies Europe (EUR), Tactex Asset Management Inc. (EUR), and Tactex Advisors Inc. (USD).

3.
Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.

COVID-19 Pandemic

The overall impact of the pandemic continues to be uncertain and is dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts. The Company has taken into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created when making estimates and assumptions in preparation of the interim condensed consolidated financial statements. Other than the impact on measurement of allowance for loan losses and fair valuation of our investment portfolio, there are no material accounting impacts from uncertainties surrounding the COVID-19 pandemic. For information on the Company’s allowance for loan losses and measurement of fair value, refer to Note 4 and Note 17, respectively.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

4.
Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at September 30, 2022 and December 31, 2021 are as follows:

	As at
	September 30, 2022	December 31, 2021
Current (terms of one year or less)	71,310	65,397
Non-current (terms exceeding one year)	257	248
	71,567	65,645

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at September 30, 2022
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	56,375	—	—	56,375
Lower risk	1-30 days past due	3,084	—	—	3,084
Medium risk	31-60 days past due	—	1,416	—	1,416
Higher risk	61-90 days past due	—	1,172	—	1,172
Non-performing	91+ days past due or bankrupt	—	—	9,520	9,520
	Gross loans receivable	59,459	2,588	9,520	71,567
	Allowance for loan losses	(5,876)	(1,457)	(5,824)	(13,157)
	Loans receivable, net	53,583	1,131	3,696	58,410

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

4.
Loans receivable (Continued from previous page)

		As at December 31, 2021
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	54,067	—	—	54,067
Lower risk	1-30 days past due	2,797	—	—	2,797
Medium risk	31-60 days past due	—	1,284	—	1,284
Higher risk	61-90 days past due	—	798	—	798
Non-performing	91+ days past due or bankrupt	—	—	6,699	6,699
	Gross loans receivable	56,864	2,082	6,699	65,645
	Allowance for loan losses	(5,291)	(1,119)	(3,403)	(9,813)
	Loans receivable, net	51,573	963	3,296	55,832

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are most correlated with unemployment rate, inflation rate, bank prime rate and GDP growth. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,406 higher than the reported allowance for credit losses as at September 30, 2022 (December 31, 2021 – $705 higher).

Allowance for loan losses	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Balance, beginning of period	12,048	8,239	9,813	8,886
Provision for loan losses
Originations	541	715	1,832	1,617
Repayments	(220)	(238)	(703)	(445)
Re-measurement	4,249	1,880	10,872	4,007
Charge offs	(3,461)	(2,002)	(8,657)	(5,471)
Balance, end of period	13,157	8,594	13,157	8,594

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries for the three and nine months ended September 30, 2022 of $152 and $495, respectively (September 30, 2021 – $214 and $727, respectively).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

5.
Digital assets

Digital assets represent investments in cryptocurrencies which the company expects to hold for the foreseeable future. The following table summarizes the Company’s digital assets as at September 30, 2022:

	Quantities	Average cost per unit	Fair value per unit	Total fair value ($000s)	Historical cost ($000s)	Cumulative revaluation gain (loss) ($000s)

Bitcoin (BTC)	17.82	$42,079	$26,875	$479	$750	$(271)
Ethereum (ETH)	145.99	3,425	1,837	268	500	(232)
				747	1,250	(503)

During the three and nine months ended September 30, 2022, the Company recorded a revaluation loss on digital assets in other comprehensive income of $nil and $468, respectively (September 30, 2021 – gain of $371 and $397, respectively).

During the three and nine months ended September 30, 2022, the Company recorded a revaluation gain on digital assets of $116 and loss on digital assets $503, respectively, in net loss (September 30, 2021 – $nil and loss of $92, respectively).

As at September 30, 2022, the carrying value of the Company’s digital assets held was $747 (December 31, 2021 – $1,718).

6.
Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2020	2,083	1,180	2,055	5,318
Additions	462	2	—	464
Additions through business combinations	298	31	—	329
Effects of movement in exchange rate	(20)	(1)	—	(21)
Balance, December 31, 2021	2,823	1,212	2,055	6,090
Additions	440	—	—	440
Effects of movement in exchange rate	(18)	—	—	(18)
Balance, September 30, 2022	3,245	1,212	2,055	6,512

Accumulated depreciation
Balance, December 31, 2020	1,547	824	2,055	4,426
Depreciation	400	78	—	478
Balance, December 31, 2021	1,947	902	2,055	4,904
Depreciation	297	52	—	349
Balance, September 30, 2022	2,244	954	2,055	5,253

Net book value
Balance, December 31, 2021	876	310	—	1,186
Balance, September 30, 2022	1,001	258	—	1,259

Depreciation of $122 and $349 for the three and nine months ended September 30, 2022, respectively (September 30, 2021 – $136 and $350, respectively) for property and equipment is included in depreciation and amortization.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

7.
Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2020	39,504	1,529	3,356	—	—	—	—	44,389
Additions	1,200	6,303	—	—	—	—	—	7,503
Additions through a business combination	—	—	628	21,000	8,900	1,000	6,800	38,328
Impairment	—	(898)	—	—	—	—	—	(898)
Transfers	3,936	(3,936)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(8)	—	—	—	—	(8)
Balance, December 31, 2021	44,640	2,998	3,976	21,000	8,900	1,000	6,800	89,314
Additions	195	6,066	—	—	—	—	—	6,261
Impairment	(3,064)	—	—	—	—	—	—	(3,064)
Transfers	3,360	(3,360)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(27)	—	—	—	—	(27)
Balance, September 30, 2022	45,131	5,704	3,949	21,000	8,900	1,000	6,800	92,484

Accumulated amortization
Balance, December 31, 2020	22,231	—	3,246	—	—	—	—	25,477
Amortization	7,279	—	218	1,722	1,427	—	887	11,533
Balance, December 31, 2021	29,510	—	3,464	1,722	1,427	—	887	37,010
Amortization	5,155	—	118	1,575	799	—	1,020	8,667
Impairment	(1,965)	—	—	—	—	—	—	(1,965)
Balance, September 30, 2022	32,700	—	3,582	3,297	2,226	—	1,907	43,712

Net book value
Balance, December 31, 2021	15,130	2,998	512	19,278	7,473	1,000	5,913	52,304
Balance, September 30, 2022	12,431	5,704	367	17,703	6,674	1,000	4,893	48,772

Amortization of intangible assets of $2,899 and $8,667 for the three and nine months ended September 30, 2022, respectively (September 30, 2021 – $3,319 and $8,152, respectively) is included in depreciation and amortization.

An impairment charge of $1,099 was recognized in other non-operating expense for the three and nine months ended September 30, 2022 related to MogoCrypto intangible assets.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

8.
Credit facility

The credit facility consists of a $60,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. Interest on advance is payable at 1 month USD LIBOR plus 8% with no LIBOR floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at September 30, 2022 was $47,790 (December 31, 2021 – $44,983).

The credit facility is subject to certain covenants and events of default. As at September 30, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

9.
Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020 subsequent to the end of the quarter.

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Common Share. The Debenture Warrants are exercisable at any time until December 31, 2022. As at September 30, 2022, 3,295,377 Debenture Warrants have been exercised and converted into Common Shares for cash proceeds of $6,686. As at September 30, 2022, 1,184,015 Debenture Warrants remain outstanding and exercisable.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

9. Debentures (Continued from previous page)

The Company’s debentures balance includes the following:

	As at
	September 30, 2022	December 31, 2021
Principal balance	40,277	41,375
Discount	(1,319)	(2,323)
	38,958	39,052
Interest payable	734	742
	39,692	39,794

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Common Shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2022	565	—	565
2023	3,333	16,911	20,244
2024	952	18,516	19,468
	4,850	35,427	40,277

10.
Derivative financial liabilities

On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 3,055,556 Common Shares at an exercise price of US$4.70 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

10.
Derivative financial liabilities (Continued from previous page)

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statements of operations and comprehensive income (loss).

	As at
	September 30, 2022	December 31, 2021
Balance, beginning of period	12,688	—
Stock warrants issued	—	23,986
Change in fair value due to revaluation of derivative financial liabilities	(11,196)	(11,276)
Change in fair value due to foreign exchange	306	(22)
Balance, end of period	1,798	12,688

The change in fair value due to revaluation of derivative financial liabilities for the three and nine months ended September 30, 2022 was a gain of $90 and $11,196, respectively (September 30, 2021 – gain of $7,133 and $8,953, respectively). Change in fair value due to foreign exchange for the three and nine months ended September 30, 2022 was a loss of $145 and $306, respectively (September 30, 2021 – loss of $271 and $14, respectively).

Details of the derivative financial liabilities as at September 30, 2022 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	5,729	9.69
Warrants issued	—	—
Balance, September 30, 2022	5,729	9.69

The 5,728,824 warrants outstanding noted above have expiry dates of August 2024 and June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at
	September 30, 2022	December 31, 2021
Risk-free interest rate	4.22 - 4.25%	0.97%
Expected life	1.9 - 2.7 years	2.7 - 3.5 years
Expected volatility in market price of shares	109 - 116%	102 - 109%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

11.
Geographic information
(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Canada	15,550	13,067	46,318	34,974
Europe	1,521	2,080	4,942	5,094
Other	186	292	543	456
Total	17,257	15,439	51,803	40,524

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at
	September 30, 2022	December 31, 2021
Canada	191,580	255,315
Europe	449	609
Other	935	883
Total	192,964	256,807

12.
Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Personnel expense	6,688	6,792	22,868	18,993
Marketing	1,886	2,703	9,478	7,065
Depreciation and amortization	3,144	4,381	9,470	10,471
Stock-based compensation	1,691	3,665	7,877	9,054
Hosting and software licenses	1,737	1,190	4,895	2,820
Professional services	752	579	2,605	1,635
Insurance and licenses	858	1,009	2,319	2,936
Credit verification costs	541	329	1,363	756
Premises	323	642	898	1,710
Others	849	868	2,547	2,583
Total	18,469	22,158	64,320	58,023

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

12.
Expense by nature and function (Continued from previous page)

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Technology and development	6,819	5,986	21,251	17,463
Marketing	2,101	4,936	10,377	12,168
Customer service and operations	3,858	4,798	12,775	11,351
General and administration	5,691	6,438	19,917	17,041
Total	18,469	22,158	64,320	58,023

13.
Revaluation losses (gains)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Change in fair value due to revaluation of derivative financial asset	894	982	7,866	(23,826)
Change in fair value due to revaluation of derivative financial liabilities	(90)	(7,133)	(11,196)	(8,953)
Realized gain on investment portfolio	—	(170)	—	(2,630)
Unrealized loss (gain) on investment portfolio	1,853	1,085	6,780	(339)
Unrealized (gain) loss on digital assets	(116)	—	503	92
Unrealized exchange (gain) loss	(395)	(140)	442	168
	2,146	(5,376)	4,395	(35,488)

14.
Other non-operating expenses

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Credit facility prepayment and related expenses	—	—	—	(5)
Government grants	(1)	(129)	(92)	(1,337)
Direct offering transaction costs allocated to derivative financial liabilities	—	—	—	1,466
Acquisition costs, restructuring and other	1,288	486	2,513	2,499
	1,287	357	2,421	2,623

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

15.
Investment accounted for using the equity method

During the year ended December 31, 2021, the Company completed its strategic investment in Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, pursuant to which Mogo acquired 12,518,473 Coinsquare common shares, representing an approximately 38% ownership interest in Coinsquare.

Share of loss in investment accounted for using the equity method was $6,612 and $20,941 for the three and nine months ended September 30, 2022 (September 30, 2021 – $2,495 and 5,354, respectively).

As at June 30, 2022, the Company identified indicators of impairment related to the Company’s investment in Coinsquare, which has been accounted for using the equity method. Coinsquare experienced lower trading volumes amidst the recent broader cryptocurrency and equity market declines in the period. The Company assessed the carrying value of the investment against the estimated recoverable amount that was determined using a market approach. The estimated recoverable amount of the investment in Coinsquare was $62,743 as at June 30, 2022. As a result of this assessment, as at June 30, 2022, the Company recognized an impairment on its equity method investment in the amount of $26,749 (September 30, 2021 – $nil). No additional impairment related to the Company's investment in Coinsquare was recognized as at September 30, 2022.

Subsequent to quarter-end, Coinsquare Capital Markets Ltd. (“CCML”), a wholly-owned subsidiary of Coinsquare, became an IIROC Dealer Member. MogoTrade Inc. (“MTI”), a wholly-owned subsidiary of Mogo, is also an IIROC Dealer Member. Pursuant to IIROC Rule 2206, MTI and CCML are related companies because Mogo has an ownership interest of at least 20% in each of them and each is responsible for and must guarantee the other’s obligations to its clients in an amount equal to Mogo’s ownership percentage multiplied by its regulatory capital. This guarantee would only be triggered in the event of an insolvency of the related IIROC Dealer Member. As such, in the event of CCML’s insolvency, MTI would be responsible for guaranteeing CCML’s obligations to its clients up to the amount of MTI’s regulatory capital. As at September 30, 2022, MTI had regulatory capital of $4,173.

16.
Derivative financial assets

As part of the Company’s investment in Coinsquare, the Company obtained warrants to acquire 7,240,665 additional Coinsquare common shares (the “Coinsquare Warrant”) through treasury at an exercise price of $8.29 per share, subject to certain conditions and payable by Mogo at least 50% in cash and the remainder in Common Shares.

The Coinsquare Warrant was classified as a derivative financial asset on the statements of financial position, fair valued using the Black-Scholes valuation model at initial recognition, and subsequently remeasured to fair value as at each reporting date. Any change in the fair value of these derivative financial assets is recognized to revaluation gains (losses) in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Coinsquare Warrant expired unexercised on October 16, 2022.

	As at
	September 30, 2022	December 31, 2021
Balance, beginning of period	7,866	—
Additions	—	11,591
Change in fair value due to revaluation of derivative financial assets	(7,866)	1,788
Exercised	—	(5,513)
Balance, end of period	—	7,866

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

17.
Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the interim condensed consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

17.
Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended September 30, 2022, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at September 30, 2022	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		13,792	—	—	13,792	751	—	13,041	13,792
		13,792	—	—	13,792
Financial assets not measured at fair value
Cash and cash equivalent		—	35,344	—	35,344	35,344	—	—	35,344
Loans receivable – current	4	—	71,310	—	71,310	—	71,310	—	71,310
Loans receivable – non-current	4	—	257	—	257	—	—	257	257
Other receivables		—	11,727	—	11,727	—	11,727	—	11,727
		—	118,638	—	118,638
Financial liabilities measured at fair value
Derivative financial liabilities	10	1,798	—	—	1,798	—	1,798	—	1,798
		1,798	—	—	1,798
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	21,382	21,382	—	21,382	—	21,382
Credit facility	8	—	—	47,790	47,790	—	47,790	—	47,790
Debentures	9	—	—	39,692	39,692	—	37,441	—	37,441
		—	—	108,864	108,864

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

17.
Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2021	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		18,088	—	—	18,088	1,785	—	16,303	18,088
Derivative financial assets	16	7,866	—	—	7,866	—	—	7,866	7,866
		25,954	—	—	25,954
Financial assets not measured at fair value
Cash and cash equivalent		—	69,208	—	69,208	69,208	—	—	69,208
Loans receivable – current	4	—	65,397	—	65,397	—	65,397	—	65,397
Loans receivable – non-current	4	—	248	—	248	—	—	248	248
Other receivables		—	8,259	—	8,259	—	8,259	—	8,259
		—	143,112	—	143,112
Financial liabilities measured at fair value
Derivative financial liabilities	10	12,688	—	—	12,688	—	12,688	—	12,688
		12,688	—	—	12,688
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	20,783	20,783	—	20,783	—	20,783
Credit facility	8	—	—	44,983	44,983	—	44,983	—	44,983
Debentures	9	—	—	39,794	39,794	—	39,794	—	39,794
		—	—	105,560	105,560

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

17.
Fair value of financial instruments (Continued from previous page)

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate 12%	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Derivative financial assets	• Option pricing model	• Equity stock price and volatility	• Increase in equity stock price and volatility will increase fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

17.
Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2022 and December 31, 2021 and classified as Level 3:

	As at
	September 30, 2022	December 31, 2021
Balance of Level 3 investments, opening	16,303	18,291
Additions	1,814	3,555
Disposal	—	(9,272)
Transfer to Level 1 investments	(500)	—
Unrealized exchange gain (loss)	672	(90)
Realized gain on investment portfolio	—	4,120
Unrealized loss on investment portfolio	(5,248)	(301)
Balance of Level 3 investments, end of period	13,041	16,303

Unrealized exchange gain (loss) for the three and nine months ended September 30, 2022 was a gain of $560 and $672, respectively (September 30, 2021 – gain of $295 and loss of $82, respectively).

Unrealized gain (loss) on investment portfolio for the three and nine months ended September 30, 2022 was a loss of $912 and $5,248, respectively (September 30, 2021 – loss of $1,085 and gain of $628, respectively).

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2022	Adjusted market multiple (5% movement)	690	(690)

December 31, 2021	Adjusted market multiple (5% movement)	920	(920)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

18.
Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

18.
Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 8 and 9 for further details.

	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	333	1,297	1,206	1,240	1,255	1,472
Accounts payable	4,346	—	—	—	—	—
Accruals and other	17,036	—	—	—	—	—
Interest – Credit facility (Note 8)	1,363	5,453	5,453	2,726	—	—
Interest – Debentures (Note 9)	727	1,502	—	—	—	—
Purchase obligations	263	—	—	—	—	—
	24,068	8,252	6,659	3,966	1,255	1,472
Commitments – principal repayments
Credit facility (Note 8)	—	—	—	47,790	—	—
Debentures (Note 9) (1)	565	20,244	19,468	—	—	—
	565	20,244	19,468	47,790	—	—
Total contractual obligations	24,633	28,496	26,127	51,756	1,255	1,472

(1) The debenture principal repayments are payable in either cash or Common Shares at Mogo’s option.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

19.
Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

For the nine months ended September 30, 2022, the Company repurchased 800,000 Common Shares for cancellation under its share repurchase program at an average price of CAD$1.19 per share, for a total repurchase cost of $955.

As at September 30, 2022, there are 75,953,490 (December 31, 2021 – 76,693,859) Common Shares and no preferred shares issued and outstanding.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at September 30, 2022, the Company held 303,816 of Common Shares (December 31, 2021 – 303,816).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding and ii) 3,800,000. As a result of a business combination with Mogo Finance Technology Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at September 30, 2022, there are 97,000 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option converts into one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

19.
Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2020	4,977	—	3.07	2,965	3.47
Options issued	5,410	4.76	7.47	—	—
Exercised	(810)	1.70	1.77	—	—
Forfeited	(653)	6.19	6.24	—	—
Balance, December 31, 2021	8,924	—	4.64	3,036	3.93
Options issued	1,780	1.51	2.18	—	—
Exercised	(48)	1.22	1.26	—	—
Forfeited	(683)	2.78	2.87	—	—
Balance, September 30, 2022	9,973	—	3.55	4,064	4.02

The above noted options have expiry dates ranging from October 2022 to September 2030.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Nine months ended
	September 30, 2022	September 30, 2021
Risk-free interest rate	1.73 - 3.40%	0.58 - 1.11%
Expected life	5 years	5 years
Expected volatility in market price of shares	87 - 91%	84 - 87%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest either immediately or monthly over a three-to-four-year period.

On September 30, 2021, the Company granted performance-based stock options that vest monthly over a two-year period starting on January 1, 2022. Vesting of these options is dependent on certain performance criteria being met.

Total stock-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2022 was $1,677 and $7,771 respectively (September 30, 2021 – $2,703 and $7,065, respectively).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

19.
Equity (Continued from previous page)
(d)
RSUs

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Share. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board. The maximum number of Common Shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

As at September 30, 2022, the balance of RSUs outstanding is 28,000 (December 31, 2021 – 42,000)

(e)
Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2020	5,035	1.80	4,386	1.88
Warrants issued	573	11.25	—	—
Warrants exercised	(3,618)	1.76	—	—
Balance, December 31, 2021	1,990	4.60	1,757	5.04
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Balance, September 30, 2022	1,990	4.60	1,874	4.80

The 1,990,231 warrants outstanding noted above have expiry dates ranging from December 2022 to June 2025, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 10.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Common Share. The Debenture Warrants are exercisable at any time until December 31, 2022. There were 1,184,015 Debenture Warrants outstanding as at September 30, 2022 (December 31, 2021 – 1,184,015). During the three and nine months ended September 30, 2022, no Debenture Warrants were exercised into Common Shares (September 30, 2021 – 108,467 and 2,292,650, respectively) resulting in no cash proceeds (September 30, 2021 – $220 and $4,654, respectively).

In connection with a marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) dated January 25, 2016 and amended on January 1, 2018 and January 1, 2020 effective until December 31, 2022, Mogo issued Postmedia a total of 1,546,120 warrants, of which 1,312,787 have been exercised by September 30, 2022 for cash proceeds of $1,696. 233,333 warrants remain outstanding as at September 30, 2022 with 116,667 having vested and the remaining 116,667 vesting on February 24, 2023. The warrants remain exercisable until August 24, 2023 subject to an earlier liquidation event. Subsequent to an amendment entered into on June 3, 2020, the exercise price of the warrants was reduced to $1.292. Under the marketing collaboration agreement, Postmedia also receives a quarterly payment of $263.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2022 and 2021

19.
Equity (Continued from previous page)

(e)
Warrants (Continued from previous page)

During the year ended December 31, 2021, the Company also issued 572,883 warrants to purchase Common Shares with exercise prices ranging from USD $5.63 to USD $12.63 per warrant in connection with broker services rendered on offerings during the period. As at September 30, 2022, these warrants remain outstanding and exercisable.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 10 for more details.

20.
Related party transactions

Related party transactions during the three and nine months ended September 30, 2022, include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2022, totaled $310 (December 31, 2021 – $322). The debentures bear annual coupon interest of 8.0% (December 31, 2021 – 8.0%) with interest expense for the three and nine months ended September 30, 2022, totaling $6 and $19, respectively (September 30, 2021 – $5 and $17, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.